SPECIAL MEETING OF SHAREHOLDERS

On May 30, 2003, a Special Meeting of Shareholders for the Fund was held to consider a number of proposals. On February 28, 2003, the record date for the meeting, the Fund had $88,660,947 of net assets outstanding. On May 30, 2003 $24,695,678 of net assets were represented at the meeting, which represented 27.85% of the net assets of the fund.


..

Proposal 1--The proposed reorganization of the Fund into Evergreen Intermediate
 Municipal

Bond Fund, a series of Evergreen Select Fixed Income Trust, a Delaware business
trust:

Net assets voted "For" $ 24,380,999


Net assets voted "Against" $ 314,679


Net assets voted "Abstain" $ 0

Proposal 2--To consider and vote upon such other matters as may properly come before said meeting or any adjourments thereof:


Net assets voted "For" $ 24,380,999


Net assets voted "Against" $ 23,942


Net assets voted "Abstain" $ 290,737